UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2005            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated September 13, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: September 14, 2005	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

PORTAL REVIEWS ARROYO VERDE EXPLORATION

Portal Resources Ltd. (TSX-V: PDO) is pleased to provide the following exploration review for the Arroyo Verde project in Chubut Province, Patagonia, Argentina. The 100% owned project consisting of 40,000 ha (155 square miles) is amenable to year round field work and has excellent access as the property is within 3km of the major paved coastal highway. Portal initiated a 4000 meter exploration drill program on the project in April 2005.

The Arroyo Verde project hosts a series of low to medium sulphidation banded epithermal veins exposed within an outcropping one square kilometer silicified, altered rhyolite intrusive dome. Extensive geophysical surveys around the outcropping rhyolite dome have outlined a four by five kilometer rhyolite dome complex which hosts large geophysical anomalies to the south (South Dome). These geophysical anomalies are similar to those that envelop known high grade gold-silver veins in the main (exposed) dome. In addition a large chargeability high-resistivity low anomaly indicative of a disseminated porphyry or sulphide rich breccia system was outlined 12 kilometers south of the main rhyolite dome.

Principal Vein Area - A total of seven holes have now been completed on the Principal Vein, which strikes east/west and dips steeply to the south. These holes have intersected a strong continuous gold-silver vein along a 600 meter strike length and to a depth of 100 to 150 meters below surface. Previous surface sampling over a strike length of 400 meters on the western end of the Principal Vein outlined a continuously mineralized vein averaging 10 grams per tonne gold equivalent over an average width of 2 meters. The 2005 drill program has outlined two mineralized gold–silver “shoots” on the Principal Vein. The western mineralized “shoot” is defined along a 350 meter strike and is open to the west and to depth. Drill intercepts range from 1 - 4 meters in width grading from 8.02 to 85 grams per tonne gold equivalent with a weighted average of 15 grams per tonne gold equivalent over a true width of 1.75 meters (15.7 to 119 gram meters; width in meters x grade in grams per tonne). The eastern mineralized “shoot” has been outlined along a 200 meter strike and is open to the east and to depth. The drill intercepts range from 2 - 4 meters in width grading from 5.65 to 7.86 grams per tonne gold equivalent with a weighted average of 6.69 grams per tonne gold equivalent over a true width of 2 meters (10.2 to 15.8 gram meters). One additional drill hole has tested the eastern mineralized “shoot” of the Principal vein 100 meters along strike to the east of hole PO48 where the vein has been mapped for an additional 300 meters with assays pending. A summary of the drill hole intersections follows with assay results from hole PO50 pending:

Hole #	From – To	Intercept (meters)	Gold (g/tonne)	Silver (g/tonne)	Gold (equivalent) (g/tonne)

PO 36*	136 - 137	1	14.12	499	22.44

PO 37*	112 - 115	3	5.51	151	8.03

PO 38*	126 - 130	4	4.84	202	8.21

PO 39*	108 - 110	2	39.79	2727	80.25

PO 41*	64 - 66.1	2.10	7.03	50	7.87

PO 48	11 - 15	4	5.52	7	5.65
Incl.	14 - 15	1	13.64	6	13.75
	117 - 119	2	7.26	2	7.30

Note that the length of the intersections listed above represents the apparent thickness of the veins as measured along the core axis. The true width of the veins is approximately 70 % of the apparent widths referred to above. The * indicates previously announced assay data. All gold equivalent values are calculated using a 60:1 gold:silver ratio.

Blind Vein Area – 2 drill holes tested a 1 kilometer long linear resistivity high-chargeability high anomaly located 100 meters south of the Prinicpal Vein. One previous drill hole RCH-13 intersected a four meter wide epithermal vein on the eastern end of the anomaly grading 1.5 to 3 grams per tonne gold and 10-30 grams per tonne silver. The new holes, one drilled beneath hole RCH-13 and one a step out 70 meters to the west (holes PO51 and PO52 respectively), intersected the vein structure with assay results pending. This vein has the potential to double the tonnage of the project and could be developed and mined in conjunction with the Principal Vein.

Northwest Vein Area - Four holes PO42, 43, 44 and 45 drilled on the Northwest Vein intersected the mapped “A”, “B”, and “C” veins and returned only low grade gold and silver values.

South Dome Area - 3 of 10 planned holes have been drilled to test the large 1 kilometer by 2 kilometer resistivity high- chargeability high anomaly. The anomaly consists of two large anomalous zones 500 meters in width and 2000 meters in length elongate east-west located 500 meters south of the Principal Vein. This anomaly is orders of magnitude larger than the geophysical anomalies surrounding the Principal, Northwest and Blind vein areas. The holes have been drilled to depths of 170-220 meters on Section Line 4125 E at a 250-300 meter spacing.

El Porvenir Porphyry/Breccia Area – is a 2 kilometer by 4 kilometer chargeability high-resistivity low geophysical anomaly outlined at a depth of 100 meters below a rhyolite ignimbrite unit. A weak quartz stockwork and quartz veins with disseminated sulphides anomalous in lead, barite, silver and molybdenum are present in the overlying ignimbrite and surrounding sandstones. The geophysical anomaly with surrounding stockwork and veins anomalous in barite, lead silver, and molybdenum is indicative of either a covered breccia–disseminated sulphide system similar to the Navidad Silver deposit located 300 kilometers to the east within similar volcanic terrain, or a disseminated porphyry system. This target remains to be drill tested.

Portal Resources is very pleased with these initial encouraging results of the drill program which to date has outlined a strongly mineralized epithermal vein along a strike length of 600 meters open to the east and to depth below 150 meters. Additional information regarding the exploration program will be released in the coming weeks as it becomes available.

The sampling procedure for core drilling is to saw the HQ core with half bagged, sealed, and stored on site for later analysis, retaining half for reference. For reverse circulation drilling, two samples are taken and sealed at the drill site, one for analysis and one for reference. Samples for analysis are collected from the site by Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza. Samples are analyzed by fire assay for gold and silver, and ICP for trace elements. All work on the project is under the direction of Mr. Gary Nordin P.Geo. British Columbia, the designated Qualified Person for the Arroyo Verde project in accordance with National Instrument 43-101.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.